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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  448774 10 9
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [ ]  Rule 13d-1(c)
            [X]  Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      The Blanche Ebert Seaver Endowment for Frank R. Seaver College
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      The trust is governed by the laws of the State of California.
--------------------------------------------------------------------------------
                        5     Sole Voting Power
     Number of                none
Shares Beneficially     --------------------------------------------------------
     Owned by           6     Shared Voting Power
  Each Reporting              1,421,424
      Person            --------------------------------------------------------
       with:            7     Sole Dispositive Power
                              none
                        --------------------------------------------------------
                        8     Shared Dispositive Power
                              1,421,424
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,421,424
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      20.4%(1)
--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------
 (1) This figure reflects that the trust known as The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed the beneficial owner of 1,421,424 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2004, as of November 3, 2004, there were a total of 18,003,986 shares of common stock outstanding and 5,165,080 shares of class B common stock outstanding. The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed to have 20.4% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

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CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      Northern Trust Bank of California N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      A National Banking Association
--------------------------------------------------------------------------------
                        5     Sole Voting Power
     Number of                none
Shares Beneficially     --------------------------------------------------------
     Owned by           6     Shared Voting Power
  Each Reporting              1,421,424
      Person            --------------------------------------------------------
       with:            7     Sole Dispositive Power
                              none
                        --------------------------------------------------------
                        8     Shared Dispositive Power
                              1,421,424
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person
      1,421,424
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      20.4%(2)
--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      BK
--------------------------------------------------------------------------------
 (2) This figure reflects that Northern Trust Bank of California N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College, may be deemed the beneficial owner of 1,421,424 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2004, as of November 3, 2004, there were a total of 18,003,986 shares of common stock outstanding and 5,165,080 shares of class B common stock outstanding. Northern Trust Bank of California N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed to have 20.4% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages

ITEM 1.

      Item 1(a)   Name of Issuer:                 Hydril Company

      Item 1(b)   Address of Issuer's             3300 North Sam Houston Parkway
                  Principal Executive Offices:    East Houston, Texas  77032-
                                                  3411

ITEM 2.

      Item 2(a)   Name of Person Filing:          The Blanche Ebert Seaver
                                                  Endowment for Frank R. Seaver
                                                  College

      Item 2(b)   Address of Principal            c/o Northern Trust of Califor-
                  Business Office:                nia 355 South Grand Avenue,
                                                  Suite 2500
                                                  Los Angeles, CA 90071

      Item 2(c)   Citizenship:                    The trust is governed by the
                                                  laws of the State of
                                                  California.

      Item 2(d)   Title of Class Securities:      Common Stock

      Item 2(e)   CUSIP Number:                   448774 10 9

      Item 2(a)   Name of Person Filing:          Northern Trust Bank of Calif-
                                                  ornia N.A., Co-Trustee, The
                                                  Blanche Ebert Seaver Endowment
                                                  for Frank R. Seaver College

      Item 2(b)   Address of Principal            355 South Grand Avenue, Suite
                  Business Office:                2500 Los Angeles, CA 90071

      Item 2(c)   Citizenship:                    A National Banking Association

      Item 2(d)   Title of Class of Securities:   Common Stock

      Item 2(e)   CUSIP Number:                   448774 10 9

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CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages

ITEM 3. If this statement is filed pursuant to Sections 240.13D-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ]     An investment adviser in accordance with
                              Section 240.13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section
                              240.13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
                              (12 U.S.C. 1813).

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ]     Group, in accordance with Section
                              240.13d-1(b)(1)(ii)(J).

ITEM 4.     Ownership

      For The Blanche Ebert Seaver Endowment for Frank R. Seaver College: Such trust may be deemed to beneficially own 1,421,424 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of such Trust is the Frank
      R. Seaver College.

       (a)  Amount Beneficially Owned: 1,421,424

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CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages

       (b)  Percent of Class:  20.4% (see footnote 1 to item 11 on cover page)

       (c)  Number of shares to which such person has:

          (i)   Sole power to vote or direct the vote:                      none

          (ii)  Shared power to vote or direct the vote:               1,421,424

          (iii) Sole power to dispose or to direct the                      none
                disposition of:

          (iv)  Shared power to dispose or to direct the               1,421,424
                disposition of:

      For Northern Trust Bank of California N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College: Such bank may be deemed to beneficially own 1,421,424 shares of class B common stock held by such bank as one of three trustees of The Blanche Ebert Seaver Endowment for Frank R. Seaver College. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of the trust is the Frank R. Seaver College. Northern Trust Bank of California N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College disclaims beneficial ownership of such shares.

       (a)  Amount Beneficially Owned: 1,421,424

       (b) Percent of Class: 20.4% (see footnote 2 to item 11 on cover page)

       (c) Number of shares to which such person has:

          (i)   Sole power to vote or direct the vote:                      none

          (ii)  Shared power to vote or direct the vote:               1,421,424

          (iii) Sole power to dispose or to direct the                      none
                disposition of:

          (iv)  Shared power to dispose or to direct the               1,421,424
                disposition of:

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable

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CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group

            Not Applicable

ITEM 9.     Notice of Dissolution of the Group

            Not Applicable

ITEM 10.    Certification

            Not Applicable

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CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

                                   TRUSTEES OF THE BLANCHE EBERT SEAVER
                                   ENDOWMENT FOR FRANK R. SEAVER COLLEGE DATED
                                   AUGUST 27, 1982

                                   Northern Trust Bank of California N.A.,
                                   Co-Trustee

                                   By: /s/ Ann V. Marsh
                                       ----------------------------------------
                                   Name:  Ann V. Marsh
                                   Title: Senior Vice President


                                   By: /s/ Richard C. Seaver
                                       ----------------------------------------
                                   Name:  Richard C. Seaver
                                   Title: Co-Trustee

                                   By: /s/ Myron E. Harpole
                                       ----------------------------------------
                                   Name:  Myron E. Harpole
                                   Title: Co-Trustee

                                   NORTHERN TRUST BANK OF CALIFORNIA N.A.,
                                   CO-TRUSTEE, THE BLANCHE EBERT SEAVER
                                   ENDOWMENT FOR FRANK R. SEAVER
                                   COLLEGE

                                   By: /s/ Ann V. Marsh
                                       ----------------------------------------
                                   Name:  Ann V. Marsh
                                   Title: Senior Vice President

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                                                                       EXHIBIT 1

                               INDEX TO EXHIBITS

Exhibit
Number              Description
-------             -----------
1               Joint filing agreement